UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013.

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MATERIAL EVENT

LATAM Airlines Group S.A.

Securities Registration No. 306

December 20, 2013

Mister

Fernando Coloma Correa

Superintendent

Superintendency of Securities and Insurance

Av. Libertador Bernardo O´Higgins 1449

Mister Superintendent:

In accordance with the provisions of Article 9 and Article 10 paragraph 2 of Law No. 18.045, and of General Rule No. 30 of this Superintendency, on behalf of the Board of Directors and being duly authorized, I hereby inform the following MATERIAL EVENT regarding LATAM Airlines Group S.A. (“LATAM” or “The Company”), Securities Registration No. 306, regarding the capital increase authorized by the Extraordinary Shareholder’s Meeting held last June 11:

Having the preemptive period to subscribe 62,000,000 shares (which do not include the shares allocated to the Company and its subsidiaries’ worker compensation plans and shares to be placed by the Company tied to aforementioned capital increase) expired on December 19, 2013, and based on the information available to this date, a total of 51.685.128 shares have been subscribed and paid at a price of US$15,17.- per share, having raised an equivalent to US$ 784 million, according the following proportions:

•	Local shares (representing 93% of total offer):
Subscription of 83,8%, equivalent to 48.740.008 shares;

•	ADRs (representing 6% of total offer):
Subscription of 72,9% equivalent to 2.673.191 shares; and

•	BDR (representing 1% of total offer):
Subscription of 57,9%, equivalent to 271.929 shares.

Of the remaining 10.314.872 unsubscribed shares, the amount of 8.405.276 shares correspond to the Amaro family, who did not sell or transfer its preemptive right over these shares.

Consequently, of the total amount of shares available during the preemptive period, excluding those that corresponded to the Amaro family, 96.4% was subscribed.

The 10.314.872 shares that were not subscribed within the preemptive period, will be freely offered by the Company to shareholders and/or to third parties, whether in Chile or abroad, when and in the amounts the Company’s Board of Director’s deems appropriate, with the authority to determine the procedures to do so, as established by the Corporations Law, its Regulations and the rules established by the Superintendency of Securities and Insurance.

Sincerely yours,

Enrique Cueto Plaza

Executive Vice President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2013

LATAM AIRLINES GROUP S.A.

By:	/s/ Enrique Cueto Plaza
	Name:	Enrique Cueto Plaza
	Title:	Executive Vice President